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FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[ ] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 0.5
    continue.  See Instructions 1(b)
                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940

1.Name and Address of Reporting Person* 2.Issuer Name and Ticker                      6. Relationship of Reporting Person to Issuer
                                          or Trading Symbol                                        (Check all applicable)
Goldberg    Alan          P.              Mechanical Technology Incorporated (MKTY)
                                                                                         X   Director                   10% Owner
                                                                                       -----                       -----
                                                                                             Officer (give               Other
(Last)       (First)    (Middle)        3.IRS or Social Security  4. Statement for     -----          title below) -----(specify
                                          Number of Reporting        Month/Year                                           below)
       30 South Pearl Street              Person (voluntary)
                                                                       7/99            --------------------------------
             (Street)                                             5  If Amendment,    7. Individual or Joint/Group Filing
                                                                     Date of Original    (check Applicable Lines)
Albany               NY    12207                                     (Month/Year)         X  Form Filed by One Reporting Person
                                                                                         ---
(City)       (State)       (Zip)                                                             Form Filed by More than One
                                                                                         --- Reporting Person

                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    ially         Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)

Common Stock                          7/21/99      X             20,382     A    $16.00       299,952 (1)    D

Common Stock                          4/27/99      G      V       3,811     D                 299,952        D

Common Stock                         12/30/98      G      V      10,000     D                 299,952        D

Common Stock                          7/21/99      X            294,754     A    $16.00      3,960,811 (2)   I*

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)

1.  On April 30, 1999, the common stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of
    100,095 additional shares of common stock.

2.  On April 30, 1999, the common stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of
    1,222,019 additional shares of common stock.

*   Owned by First Albany Companies, Inc., of which Mr. Goldberg is a member of the Board of Directors.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section
    16 or for any other purpose.

FORM 4 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner- 11.Na-
  Derivative    sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship      ture
  Security      Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form      of In-
  (Instr. 3)    Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-    direct
                of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative  Bene-
                Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-     ficial
                tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;     Own-
                Security                          4, and 5)                    and4)          . 5)     Owned       Direct    ership
                                                                                                       at End      (D) or    (Instr
                                                                                     Amount            of          Indi-     . 4)
                                                              Date   Expir-          or                Month       rect (I)
                                                              Exer-  ation   Title   Number            (Instr.     (Instr.
                                                              cisa-  Date            of                4)          4)
                                   Code    V    (A)    (D)    ble                    Shares

Subscription
Rights		$16.00	  7/21/99   X                 20,382 6/4/99- 7/9/99  Common  20,382    -0-       -0-        D
(Rights to                                                   7/9/99           Stock
  Buy)

Subscription
Rights		$16.00	  7/21/99    X               294,754  6/4/99- 7/9/99 Common  294,754   -0-       -0-       I*
(Rights to                                                    7/9/99          Stock
  Buy)

Explanation of Responses:

*   Owned by First Albany Companies, Inc., of which Mr. Goldberg is a member of the Board of Directors.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section
    16 or for any other purpose.
**  Intentional misstatements or omissions of facts
    constitute Federal Criminal Violations.                        ------------------------------------------------ -------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person                Date
                                                                             Alan P. Goldberg

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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